UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date March 31, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD.

ANNUAL REPORT 2007

NEW GOLD-SILVER PRODUCER IN 2008

Cover: Mining in an ore zone at the north end of
the Dolores pit. As of the end of February 2008,
approximately 3.5 million tonnes of rock had been
mined, including approximately 220,000 tonnes of
stockpiled ore.

Opposite: One of the Komatsu PC3000 high-efficiency
shovels at Dolores. Vehicle maintenance activities and
blasting are scheduled during meal breaks to minimize
operational downtime.

DOLORES MILESTONES

•	Initiated mining operations at northern end of pit

•	Completed construction of permanent camp

•	Completed construction of new Dolores village, including houses, school, church, community offices, health clinic, water, sewer, and power infrastructure

•	Completed construction & commissioning of power plant and power transmission infrastructure

•	Completed delivery, assembly, and commissioning of the all-new Komatsu mine fleet

•	First phase leach pad prepared, lined, and ready for ore stacking

2008 TARGETS

•	Final commissioning of crushing and conveying circuit, March 2008

•	Completion and commissioning of overland and high angle conveyors, April 2008

•	First ore lifts stacked on the leach pad, April 2008

•	Merrill Crowe plant commissioning April 2008

•	First doré pour, May 2008

•	Ramp up crusher to full capacity, June 2008

•	Steady state leach production, Summer 2008

•	Feasibility Review: Dolores mill, east dike, and underground mining scenarios

2007 ANNUAL REPORT

LETTER FROM THE PRESIDENT

Minefinders is about to complete its goal of transitioning from a successful exploration company to a mid-tier gold and silver producer. It is an exciting time for our company as we evolve into a producer and I want to offer my congratulations to our dedicated staff and stakeholders who have supported the Company throughout this process of growth.

Looking back on the year

The transition from exploration to production status has taken a substantial amount of work. In 2007 we achieved many milestones including commencing mining on the Dolores deposit in late October with pre-stripping and haul road development. The first ore was moved to stockpile in January and, as of the end of February 2008, we have mined more than three million tonnes of material and stockpiled 220, 000 tonnes of ore. Additional ore is developed in the pit, but left in place to avoid double-handling. In the second quarter we will begin processing ore and producing gold and silver doré bars, generating the first cash flow from production at the Dolores mine.

With pit development well underway, we anticipate moving to full commercial production of 18,000 tonnes per day in the third quarter. Our purchase of all new equipment for the Dolores mine should limit disruptions due to mechanical breakdowns or poor performance from our mining fleet or processing operations.

The power distribution system is installed and commissioning of the crushing and conveying system is underway. The primary solution pond is complete and the first phase of the leach pad is lined and ready for ore stacking.

We have experienced challenges and delays. The fact that this is not uncommon for an undertaking of this scale makes it no less frustrating for management, the board and for our shareholders, but with every challenge we overcome we are improving procedures to work more effectively in the future.

We have established a first-class operation at our Dolores mine through the dedicated effort of our development and community relations team. A large measure of credit is also due to our exploration team and their many years of hard work to discover the Dolores deposit and provide the data on which the Dolores mine design and economics are based. This team is out there looking for the next mine.

Looking  forward

As we move into production, it becomes more important than ever for us to make accurate forecasts, to communicate our expectations to our shareholders, and to meet the targets we set. As a company, we are committed to communicating in a clear, concise and timely manner with our shareholders. Ongoing communication will be even more important

PAGE 2	MINEFINDERS CORPORATION LTD.

for us as a producing miner and we look forward to updating you on our progress.

Corporate Development

Minefinders has a dedicated, professional and accomplished exploration group. We now have the engineering expertise for resource and reserve evaluations, mine construction, and operations. With so much expertise at our disposal, we will be pursuing a two-pronged approach to our next phase of growth as a company.

There are several avenues for the Company to achieve immediate growth including expansion of the Dolores mine. We are undertaking feasibility work for the addition of a mill to increase recoveries from high-grade ore being produced from the open-pit and evaluating expansion of the reserve base through development of high-grade ore with underground operations beneath, and peripheral to, the open-pit mine.

In addition to potential expansion of the reserve base at Dolores and the continued success of exploration efforts on our Northern Sonora projects, the Company will also be looking to increase reserves and to bring new production online through acquisitions of advanced projects. As Dolores goes into production, our resource evaluation and mine development teams will be expanding their efforts to include evaluating other projects for possible acquisition.

Exploration remains the most efficient and lowest cost path to development of a new mine. We continue to advance our 100% owned grass-roots projects, including the staking of additional highly prospective ground in 2007.

On a sad note, we lost a good friend and fellow director in December with the passing of Paul MacNeill after a prolonged and courageous fight against cancer. Paul’s intellect, wit and friendship will be greatly missed by all of us at Minefinders. His advice and insight were invaluable contributions to the success of Minefinders.

Mark H. Bailey
President & Chief Executive Officer
March 5, 2008

Top: Overview of the crushing circuit for the Dolores project. Ore enters the circuit at the primary crusher at the far right, proceeds through the secondary crusher, through a transfer station to the first surge bin and on to the screens at bottom left. Material of the proper size passes from the screens out to the leach pad. Oversize material is conveyed to the second surge bin, up the three conveyors to the tertiary crushers, and back to the screens, completing the circuit.

Bottom: View from edge of the heap leach pad, showing the pad liner installed and ready to receive the first lifts of ore when the crushing circuit is complete.

2007 ANNUAL REPORT	PAGE 3

OPERATIONS REVIEW

DOLORES MINE

The Minefinders operations team has been fully involved in the construction and commissioning of the Dolores Mine in Chihuahua, Mexico.

A series of critical path items for the operation were completed in 2007 and the first two months of 2008. We completed assembly and commissioning of our mining fleet, earthworks and lining of the first phase leach pad and primary solution pond, installation and commissioning of the power generation equipment, a permanent mine camp for our employees and a new Dolores village.

The mining fleet is on site and commissioned and mining commenced in October of 2007. Initial mining activity has focused on pre-stripping of waste to construct haul roads and expose additional benches for expanded production as mining proceeds. Ore mined from the initial benches is being stockpiled until the crushing circuit is fully commissioned. As much ore as practical has been left in place to avoid rehandling this material.

The new Dolores village includes a community building, church, school, medical clinic, power generation and transmission, water system, sanitation system, streets and curbs. New houses are complete and local families have been relocating from the old Dolores village into the new homes. The opening of the new medical clinic has provided the residents of Dolores with medical care for the first time.

RESERVE UPDATE

During the fourth quarter, the Company commissioned Gustavson & Associates of Denver, Colorado to assist our planning personnel with an updated mine plan, reserve update, and economic model for the Dolores project.

PAGE 4	MINEFINDERS CORPORATION LTD.

This model uses actual cost quotations, manpower numbers, and other parameters from the operation rather than feasibility estimates, and is expected to closely represent the cost profile for the project over the life of the mine.

This reserve estimate is the first independent economic analysis of the Dolores project since the feasibility study was announced in February, 2006. The new reserve includes 24% more gold, 22% more silver, and extends mining life to more than 15 years.

Increased fuel, parts, and labor costs have increased cash costs to $297 per gold-equivalent ounce. However, this has been more than offset by the impact of higher gold and silver prices. At base case prices of $675 per ounce of gold and $13 per ounce of silver, the undiscounted pre-tax net present value of the Dolores Mine has improved to $831 million.

PROJECT TIMETABLES

We are pressing ahead to commission the remaining critical path items. Power transmission, which allows for testing of the other equipment, was completed at the end of February. The crushing and screening circuit is expected to be up and online in March and will be followed by the overland and high angle conveyors and stacking system for loading the leach pad. The leach pad is ready to receive ore as soon as our crushing and conveying system is complete.

Once we have ore crushed and stacked on the pads, we will be able to initiate our leach cycles, extracting the gold and silver from the ore into solution. The Merrill Crowe plant will recover the gold and silver and doré bars will be poured for shipment.

We expect the mine will be shipping gold-silver doré to the smelters during second quarter of 2008. With several months of pre-production mining already behind us, we should be able to bring crusher throughput to the design capacity of 18,000 tonnes of ore per day very quickly.

The Company will continue to communicate with the public as we reach production milestones and we will release information as to specific production targets, and our performance relative to those targets, as our timeframes become clearer.

Facing page: Aerial photograph of the Dolores plant site showing (diagonally from bottom left) power plant, crushing circuit and Merrill Crowe plant, solutions and overflow ponds, and the phase 1 leach facility.

Top: All mechanical and electrical systems for the crushing circuit are installed. The crushers will be brought online in early March for testing, followed by overland and high angle conveying systems.

Bottom: Mining began at Dolores in October of
2007 using our all-new fleet of 100-tonne mining trucks, wheel loaders and hydraulic shovels. As of mid-February 2008, we were blasting and moving an average of 48,000 tonnes of material per day with the ore portion being stockpiled for future processing.

2007 ANNUAL REPORT	PAGE 5

EXPLORATION

Minefinders is focused on finding and bringing to production our next precious metals deposit, whether through exploration or acquisition. We have several excellent properties in the pipeline and will continue to evaluate our exploration opportunities with an eye to eventual production.

NORTHERN SONORA

The primary exploration focus of the Company has been on the Northern Sonora properties where we have discovered two large silver mineralized systems, Real Viejo and Planchas de Plata. These systems are in the same region as the La Bolsa gold deposit and we are exploring the land package with the intention to develop several small deposits in sequence with the attendant economies of scale.

Drilling at Real Viejo in 2007 intersected a new area of silver mineralization which substantially expands the deposit. Drill results at Planchas de Plata have also expanded known mineralization. Intitial resource evaluation for these projects is expected during 2008.

DOLORES MINE

The exploration team has identified and delineated additional high-grade resources at Dolores, primarily below, and peripheral to, the planned pit. Additional feasibility work at Dolores will evaluate the economics of underground mining and mill processing of this material to expand the reserve.

NEW PROJECTS

Minefinders has been actively staking new projects in Mexico in areas of known gold-silver mineralization. We are working to tie up land packages and surface rights agreements before announcing such projects or committing additional funds to these areas.

PAGE 6	MINEFINDERS CORPORATION LTD.

CORPORATE RESPONSIBILITY

SHAREHOLDERS

The Company has a longstanding tradition of commitment to its shareholders and continues to regard responsible reporting, clear communication and maximizing shareholder value as the foundation of our corporate character.

ENVIRONMENTAL

Minefinders recognizes its commitment to minimize the environmental impact in the areas where we operate. We undertake all mining, exploration and development activities with an environmental impact plan in place and conduct responsible reclamation at completion.

We are fortunate that the Dolores mine has favorable environmental characteristics, including low acid drainage potential. Still, we have had specialized engineers on site since the beginning of construction to monitor, evaluate, and mitigate our impact and that of our contractors.

SAFETY

The safety of our personnel and residents of the surrounding communities are of paramount importance. Our mandatory safety training and procedures meet or exceed industry standards and our safety engineering team is dedicated to constant enforcement, review and improvement of these programs.

EDUCATION & TRAINING

Minefinders supports educational and training programs for the areas where we operate as well as for our own personnel. Over the years, we have provided funding for scholarships, educational opportunities and school infrastructure in communities where we operate. This provides an avenue for us to have a long-term, positive impact on the community.

2007 ANNUAL REPORT	PAGE 7

Above: Minefinders constructed this health clinic for administration by the state government. This facility will provide basic health care for local residents as well as Minefinders employees and is the first such facility in the region.

Below: The new school for the Dolores village includes modern classrooms for primary school, kindergarten, play and sports areas, and office space for permanent teaching staff.

Similarly, we provide programs for continuing education and training for our personnel. We recognise that providing for the professional growth of our people enables them to excel and also aids our efforts to find, train and keep the most qualified people.

COMMUNITY & DEVELOPMENT

Minefinders has been working with the local communities in the region surrounding the Dolores Mine for over a decade to ensure that our presence has a positive impact on the infrastructure, education and economic opportunities in the region. We have invested in community development, local job creation, and educational and training programs and will continue to do so over the life of the mine. One of our long-term goals will be to create sustainable opportunities for the local region that will continue after mining operations cease in the area.

PAGE 8	MINEFINDERS CORPORATION LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

This discussion and analysis is for the year ended December 31, 2007, with comparisons to 2006. Unless otherwise noted, all information is current to March 5, 2008, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the consolidated financial statements of Minefinders Corporation Ltd. (the “Company”) for the year ended December 31, 2007 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2007 (the “Annual Information Form”), is available on SEDAR at www.sedar.com.

COMPANY OVERVIEW

The Company is engaged in precious metals mining and exploration and is set to commence commercial production at its wholly-owned Dolores gold and silver mine in Mexico in mid-2008. The Dolores mine has a well defined deposit containing proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver, with exploration upside and an open pit mine life of over 15 years. There is potential to expand production through the addition of a flotation mill to enhance recoveries from high-grade ore in the open pit and from ore underground below, and peripheral to, the planned pit. Construction of an 18,000-tonne-per-day heap leach facility is substantially complete.

The Company also has a pipeline of exploration properties in Mexico and the United States including the highly prospective Planchas de Plata and Real Viejo silver properties and the resource-bearing La Bolsa gold deposit, all in Mexico. Further drilling at La Bolsa is required to better understand the size and nature of the resource and the Company is evaluating the economics of development as a stand-alone operation or in conjunction with other prospects in the same district.

The Company has no revenue except interest income and will continue to incur negative cash flows from operations until the Dolores mine reaches commercial production. As a result, the Company expects to meet its cash requirements from funds in place or available through traditional revolving non-equity sources. As at December 31, 2007, the Company had $20.935 million in cash and cash equivalents and net working capital of $28.848 million. In addition, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital in December, 2007.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the American Stock Exchange (symbol MFN).

THE DOLORES MINE

Construction and Commissioning Progress

Construction of the Dolores Mine is substantially complete. Remaining construction activities are focused on completion of the conveying system, truck shop, warehouse and offices. In addition, construction activities related to site drainage and water management will progress through 2008. Information on capital expenditures during the year is detailed below under the heading “Capital Expenditures”.

Commissioning highlights through the fourth quarter to March 5, 2008 include:

•

During the fourth quarter, 1.5 million tonnes of ore and waste were mined. To date, over 3.5 million tonnes of material have been mined, including 220 thousand tonnes of ore stockpiled for processing on completion of the conveying system and commissioning of the crushers;

2007 ANNUAL REPORT	PAGE 9

THE DOLORES MINE (CONTINUED)

•	Construction of the primary solution pond and the first phase of the leach pad has been completed and the pad is ready to receive ore;

•	The six primary generators have been commissioned and full power transmission is available;

•	Commissioning of the primary crusher began in late February, 2008 and pre-commissioning of the tertiary crushers continues in early March;

Local residents are continuing to relocate to the new village. The village medical facilities are functioning, have been turned over to the government authorities, and are providing medical services to the local community.

Mine Economics

The initial economics for the Dolores Mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The KCA report is dated April 11, 2006 and is available on SEDAR.

On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. A National Instrument 43-101 (“NI 43-101”) technical report supporting the updated economics is being prepared by Gustavson and Associates of Denver, Colorado (“Gustavson”) and will be filed on SEDAR when complete.

Initial capital costs estimated in the updated economics total $192 million, of which $141 million has been spent to December 31, 2007. The remaining estimated capital expenditures of $51 million, which includes a $10 million dollar contingency, consist primarily of pre-commercial production mining and processing expenses, commissioning of the crushing and conveying circuit, construction activities related to site drainage and water management, and completion of certain mine facilities including the truck shop, offices and warehouse. These capital expenses are expected to be incurred through fiscal 2008 and are expected to be funded from existing working capital, a $50 million revolving credit facility and cash flow from operations.

Total average cash costs per ounce of gold and ounce of gold-equivalent silver (AuEq), based on a ratio of silver to gold of 52:1, are estimated in the updated economics at $297 for the life of the mine. The updated economics indicate a pre-tax undiscounted net present value of $831 million and a pre-tax internal rate of return of 26% using $675 per ounce as the price of gold and $13.00 per ounce as the price of silver. Sustaining capital costs over the life of mine are estimated in the updated economics at $50 million.

Dolores Reserves and Resources

An updated resource estimation model (“updated resource”), incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado. A NI 43-101 -compliant technical report in support of this updated resource audit was filed and is available for viewing on SEDAR. The measured and indicated resource using a 0.4 gpt AuEq cutoff represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources.

The updated in-pit reserve estimation reported by the Company on February 14, 2008 was prepared by Gustavson and is based on the updated resource. It is the first independent estimation of reserves at Dolores since the KCA report. An audit by Gustavson of the reserve estimation is in progress and will be reported when complete in an NI 43-101 technical report to be filed on SEDAR.

When adjusted for stockpiled material, the open-pit reserve base at the Dolores Mine has increased to 2.44 million ounces of gold and 126.64 million ounces of silver, or 4.55 million gold equivalent ounces. This is an increase of 24.8% in contained gold reserve and an increase of 22.1% in contained silver reserve from the KCA report.

The Company plans to complete a feasibility study in 2008 on the potential for the addition of a flotation mill to enhance recoveries from high-grade ore in the open pit, to process additional underground ore and to increase production

PAGE 10	MINEFINDERS CORPORATION LTD.

THE DOLORES MINE (CONTINUED)

capacity. The current open-pit mine plan and updated Dolores Mine economics do not take into account significant high-grade gold mineralization that lies below and up to one kilometre peripheral to the proposed pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies have shown recoveries for gold of 90-95% and silver of 85-90% through conventional flotation milling and leaching. Heap-leach recoveries are 72.25% for gold and 50.8% for silver and, accordingly, the higher recoveries from high-grade ore could have a positive impact on the long-term Dolores economics.

PROVEN AND PROBABLE RESERVES

The independently prepared reserves, as reported by the Company on February 14, 2008, are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 grams per tonne (“gpt”) gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types.

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt)(3)	AuEq (Oz) (3)

Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875

Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

1.

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004. Gustavson has prepared these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.

2.	Using $600 per ounce gold; $10.00 per ounce silver.

3.	Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

MEASURED AND INDICATED RESOURCES AND INFERRED RESOURCES

NI 43-101 technical report filed on SEDAR on July 27, 2007

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)

Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000

Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000

Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000

4.

Measured and indicated resources and inferred resources estimates were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.

5.	0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.

6.	Based on updated 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Gold and Silver Prices

The Company believes that during 2007 gold and silver prices benefited from the weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations; nor is the Company able to forecast the precise timing for the completion of construction and commercial production of the Dolores mine. However, it is important to note that current prices for gold and silver are significantly higher than the prices used in the updated economics for the Dolores Mine.

2007 ANNUAL REPORT	PAGE 11

Measured and Indicated Resources and Inferred Resources (continued)

Gold and silver prices below are published by the London Bullion Market Association:

		Dec 31, 2006	Mar 31, 2007	June 30, 2007	Sept 30, 2007	Dec 31, 2007

	End of period	632.00	661.75	650.50	743.00	833.75
Gold	Quarter high		685.75	691.40	743.00	841.10
	Quarter low		608.40	642.10	648.75	725.50
	Average		650.27	667.24	681.12	788.02

	End of period	12.90	13.35	12.54	13.65	14.76
Silver	Quarter high		14.58	14.09	13.65	15.82
	Quarter low		12.21	12.26	11.67	13.21
	Average		13.31	13.34	12.70	14.22

EXPLORATION PROPERTIES

Exploration drilling was conducted during the year on the Company’s northern Sonora properties Planchas de Plata and Real Viejo and at its Gutsy property in Nevada. Drilling at the Planchas de Plata and Real Viejo properties focused on the mineralized zones identified by the previous exploration programs.

During 2007, more than 20 core holes totalling 7,936 meters and 9 reverse-circulation holes totalling 782 meters were completed along the currently defined three kilometre mineralization trend at Planchas de Plata. More than half of this drilling was conducted during the fourth quarter of 2007. An additional six holes totalling 579 meters were drilled at the nearby Real Viejo Project with positive results. Both projects remain active and resource expansion continues in both areas. The company controls over 28,000 hectares of ground within the northern Sonora area.

Drilling continued at Dolores with completion of 19,530 meters of drilling within 73 drill holes (54 reverse-circulation holes and 19 core holes) during 2007. Geochemical results continue to result in resource expansion both peripheral to and beneath the currently planned pit.

Within the United States, drilling at the Gutsy Project in Nevada did not indicate sufficient potential to warrant further work. The Company still maintains active claims at the Dottie Project in Nevada, the Wickes Project in Montana, and the Oro Blanco Project in Arizona.

The Company also conducted regional exploration during 2007 in the Sierra Madre of northern Mexico over an area of more than 30,000 square kilometres. Both helicopter and ground reconnaissance was directed along favourable geologic and structural trends, and utilized remote sensing and aerial data, as well as compilation of historic data. Geochemical surveys were used to identify areas of primary interest and more than 82,000 hectares of mineral concessions were staked and awarded to the company in 2007.

ACCOUNTING PRINCIPLES

The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 14 to the Financial Statements).

Effective January 1, 2007, the Company adopted guidelines set out in CICA Handbook sections 1530 “Comprehensive Income”, 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation” and changed its functional currency from the Canadian dollar to the United States dollar (“US dollar”). In addition, the Company retroactively changed its accounting policy regarding exploration costs. Prior period figures included in this MD&A have been restated accordingly. Details of the adoption of these guidelines and changes in policy are discussed below and in Note 2 to the Financial Statements.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

PAGE 12	MINEFINDERS CORPORATION LTD.

SELECTED ANNUAL AND QUARTERLY INFORMATION

The following information is derived from the annual Financial Statements:

	2007	2006 - restated	2005 - restated

	(thousands of US dollars except per share amount)
Interest Income	3,240	2,167	937
Net Loss	(19,204)	(18,192)	(11,484)
Net loss per share, basic and diluted	(0.39)	(0.41)	(0.31)
Total Assets	193,561	200,522	44,439
Long-term Liabilities	61,609	58,621	—
Dividends	—	—	—

The above table reflects the increase in interest income derived from the investment of funds received from substantial equity and convertible note issues in 2006. The net losses for 2007, 2006, and 2005 include charges of $7.402 million, $11.769 million, and $8.829 million for exploration expenditures and charges of $4.335 million, $4.407 million and $1.151 million for stock based compensation. In addition, the 2007 and 2006 net losses include $4.900 million and $0.792 million respectively of accretion related to the convertible note discount (2005 – nil) and $3.811 million and $0.731 million of interest expense on the convertible notes (2005 – nil). In 2007, the Company recorded a foreign exchange gain of $5.108 million, a $1.120 million gain in 2006 and a foreign exchange loss of $0.172 million in 2005.

The decrease in total assets in 2007 as compared to 2006 is primarily the result of cash expenditures on exploration and administrative activities, which are charged to operations. The increase in total assets in 2006 as compared to 2005 is primarily as a result of funds raised for the construction of the Company’s Dolores Mine, which commenced in 2006. These include net cash proceeds of $81.69 million from the issue of convertible notes and net proceeds of $78.71 million from the issue of 11,000,000 common shares.

The increase in long-term liabilities is primarily the result of the issue of convertible notes in 2006 and the increasing asset retirement obligation as construction of the Dolores Mine progresses. Of the $61.609 million in long term debt at December 31, 2007, $59.965 million represents the debt portion of the convertible notes and $1.644 million is the asset retirement obligation (2006 - $57.433 million and $1.188 million, respectively). There were no long term liabilities at December 31, 2005.

The following tables present our unaudited quarterly results of operations for each of the last eight quarters:

Net loss by quarter (000’s)

	Q-1	Q-2	Q-3	Q-4	Year

2007
Loss before the following	2,550	3,455	3,406	5,095	14,506
Stock option compensation	81	—	4,217	37	4,335
Accretion of convertible notes discount	1,166	1,186	1,206	1,342	4,900
Interest on long-term debt	943	953	967	948	3,811
Interest income	(1,251)	(901)	(646)	(442)	(3,240)
Foreign exchange (gain) / loss	176	(4,244)	(914)	(126)	(5,108)

Net loss	3,665	449	8,236	6,854	19,204

Loss per share - basic and diluted	0.08	0.01	0.17	0.14	0.39

2006 - restated
Loss before the following	6,672	3,713	3,797	1,367	15,549
Stock option compensation	—	4,105	—	302	4,407
Accretion of convertible notes discount	—	—	—	792	792
Interest on long-term debt	—	—	—	731	731
Interest income	(256)	(796)	(867)	(248)	(2,167)
Foreign exchange (gain) / loss	20	571	171	(1,882)	(1,120)

Net loss	6,436	7,593	3,101	1,062	18,192

Loss per share - basic and diluted	0.18	0.16	0.06	0.02	0.41

2007 ANNUAL REPORT	PAGE 13

SELECTED ANNUAL AND QUARTERLY INFORMATION (CONTINUED)

Variances in net income and loss by quarter reflect overall corporate activity and factors which do not recur each quarter, such as charges for stock-based compensation when options are granted and interest income on fluctuating cash balances. Those items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the effect of exchange rates, have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly income and losses are not affected by sales or production-related factors.

OPERATING ACTIVITIES

The Company recorded a net loss in 2007 of $19.204 million ($0.39 per share), compared with a net loss of $18.192 million ($0.41 per share) in 2006 and $11.484 million in 2005 ($0.31 per share).

Office and administration expenses increased to $5.706 million in 2007 from $2.813 million in 2006 and $2.258 million in 2005. This increase is primarily due to the expansion of the corporate and Mexican offices during 2007 as the Company transitions to production at the Dolores property. The increase in head count and activity resulted in increased payroll, travel and general and administrative costs. In addition, the Company incurred higher accounting, legal and auditing expenses in complying with expanded regulatory requirements resulting from financing activities during the prior year.

The Company recognized $5.840 million of stock based compensation expense in 2007 (2006 - $5.003 million, 2005 - $1.151 million) of which $3.478 million was charged to administration expense (2006 - $3.404 million, 2005 - $0.685 million), $0.857 million was charged to exploration expense (2006 - $1.003 million, 2005 - $0.466 million) and $1.505 million was deferred to mineral property, plant and equipment (2006 - $0.596 million, 2005 – nil).

Exploration expense decreased to $7.402 million in 2007 from $11.769 million in 2006 and $8.829 million in 2005. Exploration expense in 2007 included $3.806 million incurred at the Dolores property (2006 - $8.704 million, 2005 - $5.648 million) and $3.596 million incurred primarily at Planchas de Plata and Real Viejo in Northern Sonora (2006 - $3.065 million, 2005 - $3.181 million). The decrease in exploration expenditures at the Dolores property in 2007 is a result of the change in focus to construction of the Dolores Mine during 2006.

As a result of the issue of the convertible notes in October 2006, the Company incurred $3.811 million of interest expense on long-term debt and $4.900 million of convertible note discount expense during 2007, compared with $0.731 million of interest expense on long-term debt and $0.792 million of convertible note discount expense in 2006.

Financing fees decreased to $0.745 million in 2007 from $0.939 million in 2006. No financing costs were incurred in 2005. Financing fees in 2007 relate to the arrangement of a $50 million revolving credit facility with Scotia Capital. Financing fees in 2006 relate to the issue of common shares and convertible notes.

The Company recorded a foreign exchange gain of $5.108 million in 2007, compared with a foreign exchange gain of $ 1.120 million in 2006 and a foreign exchange loss of $0.172 million in 2005. The foreign exchange gains resulted from the increasing value of the Canadian dollars held by the Company against the US dollar.

Interest income for the year increased to $3.240 million in 2007 from $2.167 in 2006 and $0.937 in 2005. The investment of the net proceeds of $78.71 million from shares issued in April 2006 and $81.69 million from the convertible notes issued in October 2006 as well as higher average interest rates resulted in the increasing interest income.

CAPITAL RESOURCES AND LIQUIDITY

Working Capital and Cash Flow

The Company’s financial position at December 31, 2007 remained strong, with $20.935 million in cash and cash equivalents (2006 - $121.995 million) and net working capital of $28.848 million (2006 - $119.192 million).

In the fourth quarter of 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points

PAGE 14	MINEFINDERS CORPORATION LTD.

CAPITAL RESOURCES AND LIQUIDITY (CONTINUED)

depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. Under the terms of the facility, $17.5 million was immediately available at closing with an increase to $35 million on registration of certain security documents in Mexico. The available credit further increases from $35 million to $50 million subject to completion of an updated reserve statement, mine plan and environmental management plan for the Dolores Mine. Subsequent to December 31, 2007, the Company satisfied these conditions and the amount available under the facility was increased to the full $50 million as of March 5, 2008.

The principal sources of funds in 2007 were $6.782 million from the issue of common shares and $3.240 million in interest income, in 2006 $79.865 million from the issue of common shares, $81.691 million from the issue of convertible notes and interest income of $2.167 million. The principal sources of funds in 2005 were $0.937 million in interest income and $0.146 million from the issue of common shares. The effect of foreign currency exchange rates on cash and cash equivalents in 2007 is a gain of $5.607 million (2006 – loss of $4.337 million, 2005 – gain of $1.063 million), arising from the net increase in value of the Canadian dollar against the US dollar.

After eliminating items such as amortization and convertible notes discount expense and taking into account the effect of the foreign exchange gain and the net changes in non-cash working capital, the cash used in operating activities was $23.060 million for the year. Including capital expenditures of $90.247 million and cash provided by financing activities of $6.640 million, there was a net decrease in the Company’s cash balances of $101.060 million during the year after taking into account foreign exchange fluctuations.

Capital Expenditures

During 2007, the Company spent $90.247 million (2006 - $53.620 million, 2005 - $0.391 million) on mineral property, plant and equipment, primarily in the construction of the Dolores Mine. The increase resulted from the escalation of construction activities at the Dolores Mine in mid-2006 through 2007 including the purchase of mining and processing equipment, earthworks and road building, construction of mine facilities, and operation, social and management costs.

Capital expenditures on the construction of the Dolores Mine during the fourth quarter of 2007 totalled $21.474 million, including costs incurred in the pre-production mining of ore and waste from the pit.

Capital expenditures estimated for 2008 are detailed above under the heading “Mine Economics”. The Company believes that it has adequate funds in place or available through traditional, revolving non-equity sources to meet its cash needs for the commissioning of the Dolores Mine, corporate administration, and ongoing exploration, until the Dolores Mine reaches commercial production. The Company is evaluating financing options for the future expansion of the Dolores Mine through the addition of a flotation mill and underground development.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2007 is as follows:

	Payments Due by Period (000’s)

Contractual Obligations ($)	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years

Dolores project and property payments (1)	16,715	16,715	—	—	—
Long-term debt obligations (2)	100,300	3,825	7,650	88,825	—
Capital lease obligations	—	—	—	—	—
Operating leases (3)	191	96	95	—	—
Other long-term liabilities reflected on the Company’s balance sheet under Canadian GAAP (4)	4,517	—	—	—	4,517

Total	121,723	20,636	7,745	88,825	4,517

1.	Amounts committed for equipment and development at the Dolores project.

2007 ANNUAL REPORT	PAGE 15

CAPITAL RESOURCES AND LIQUIDITY (CONTINUED)

2.

In October 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

3.	Includes existing leases without extensions.

4.	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

In addition to the above, production from the Dolores Mine is subject to royalties consisting of net smelter payments of 3.25% on gold and 2% on silver.

Share Capital Transactions

In October 2006, the Company issued $85 million 4.5% unsecured Convertible Notes due December 15, 2011, to net $81.55 million after expenses of issue and in April 2006, the Company realized approximately $78.71 million from the issue of 11,000,000 common shares. The Company paid its first interest payment on the Convertible Notes on June 15, 2007. For conversion, in the normal course of events, each $1,000 (one thousand) note will be exchangeable for 91.9118 common shares, or 7,812,500 common shares in aggregate. Additional shares may become issuable following the occurrence of certain corporate acts or events. The adjustment provisions are designed to compensate the note holders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. Using the effective interest rate method and the rate implicit in the calculation, the difference, characterized as the note discount, is being charged to earnings and added to the liability over the term of the notes.

FINANCIAL AND OTHER INSTRUMENTS

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar. The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities and convertible notes, some of which are denominated in Canadian dollars and Mexican pesos. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the US dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies and it incurs certain costs in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so; at December 31, 2007 it had $5.982 million in US dollar denominated bank deposits, US $14.466 million in Canadian dollar denominated bank deposits and US $0.825 million in Mexican peso denominated bank deposits. At March 5, 2008 the Company had $3.198 million in US dollar denominated bank deposits, US $5.252 million in Canadian dollar denominated bank deposits and US $0.779 million in Mexican peso denominated bank deposits.

The Company’s cash equivalents are redeemable after thirty days without penalty and are unconditionally guaranteed renewable bank instruments that provide a fixed rate of interest (currently 4.4% on Canadian deposits and 5.15% on US deposits) during the term. When renewing a matured instrument, the new interest rate may be higher or lower.

OUTSTANDING SHARE DATA

As at March 5, 2008 there were 49,547,524 common shares issued and outstanding (December 31, 2007 – 49,507,524) and there were 4,258,000 stock options outstanding (December 31, 2007 - 4,198,000) with exercise prices ranging between Cdn $5.64 and Cdn $12.53 per share, of which 4,158,000 have vested.

In addition, at March 5, 2008 and December 31, 2007, there were convertible notes with a face value of $85 million issued and outstanding, convertible into 7,812,500 common shares at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

PAGE 16	MINEFINDERS CORPORATION LTD.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the United States dollar. The change in functional currency to the United States dollar resulted from an increase in the overall proportion of business activities conducted and monetary transactions effected by the Company in United States dollars primarily due to the commencement of construction of the Dolores mine. This change has been adopted prospectively, with no impact to the results of previously reported financial years.

As a result of the change, the Company’s consolidated financial statements are reported and prepared in United States dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income and loss for the period.

During fiscal 2007, the Company changed its accounting policy with respect to accounting for exploration expenditures. Prior to 2007, mineral property acquisition and exploration expenditures were deferred until such time as the related property was brought into commercial production, abandoned or sold. Under the new policy, exploration expenditures are expensed as incurred while acquisition expenditures continue to be capitalized. The Company made this change in order to harmonize the Canadian and US GAAP treatment of exploration costs and for consistency with other mining companies with established reserves. This accounting change has been applied retroactively with restatement of prior periods.

Effective January 1, 2007, the Company adopted the CICA guidelines of Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 1530, “Comprehensive Income” which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”.

Also, pursuant to Section 3855, “Financial Instruments – Recognition and Measurement”, deferred financing charges relating to the issue of the convertible notes are no longer presented as a separate asset on the balance sheet. As provided for in the section, the Company has elected to include financing charges in the carrying value of the liability component of the convertible notes.

Refer to Note 2 in the Financial Statements for detailed discussion of these changes in accounting policy.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Start-up costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

2007 ANNUAL REPORT	PAGE 17

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes, as disclosed in Note 7 to the Financial Statements. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion features and they are not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 and Note 12 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

On October 1, 2007, the Government of Mexico enacted legislation which introduces certain tax reforms including a new minimum flat tax effective January 1, 2008. The tax reforms were substantively enacted for Canadian GAAP purposes on September 28, 2007, the date the legislation was signed by the President of Mexico. As a result of these tax reforms, the Company has reduced the deferred tax asset by $3.985 million, with a corresponding reduction in the valuation allowance. As the legislation is new, remains subject to ongoing varying interpretations, and the possibility of amendments by the Government of Mexico, the estimated future income tax asset and valuation allowance recorded at the balance sheet date may change.

RECENTLY RELEASED CANADIAN ACCOUNTING STANDARDS

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements. These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

Effective January 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

PAGE 18	MINEFINDERS CORPORATION LTD.

RELATED PARTY TRANSACTIONS

During 2007, certain legal and administrative services were provided by a law firm in which a director of the Company was a partner. In addition, director fees were paid to directors of the Company during 2007. All related party transactions were conducted at rates agreed upon by both parties under renewable contracts. Details of these transactions are given in Note 10 to the Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

The Company’s independent registered public accounting firm, BDO Dunwoody LLP, has issued an auditors’ report on the effectiveness of the Company’s internal control over financial reporting.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

2007 ANNUAL REPORT	PAGE 19

FORWARD LOOKING STATEMENTS

Except for historical information contained in this discussion and analysis, disclosure statements contained herein, including information as to the expected timing of the construction of the Dolores mine and the commencement of operations, the Company’s expected expenditures on Dolores, and the expected adequacy of the Company’s current working capital and future funding are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

RISKS AND UNCERTAINTIES

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties in connection with the construction or operation of the Dolores mine; the availability of, and increasing costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

NOTE TO US INVESTORS

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

PAGE 20	MINEFINDERS CORPORATION LTD.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Minefinders Corporation Ltd. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgement on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by BDO Dunwoody LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Greg D. Smith
Chief Financial Officer
March 5, 2008

Mark H. Bailey
President & Chief Executive Officer
March 5, 2008

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Minefinders Corporation Ltd.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. as at December 31, 2007 and 2006 and the Consolidated Statements of Operations, Changes in Shareholders’ Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2007 we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the years ended December 31, 2006 and 2005, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for functional currency, exploration expenditures and financial instruments effective January 1, 2007.

Chartered Accountants
Vancouver, Canada
March 5, 2008

2007 ANNUAL REPORT	PAGE 21

CONSOLIDATED BALANCE SHEETS

Thousands of United States Dollars

		Restated – Note 2(b)
December 31,	2007	2006

Assets
Current
Cash and cash equivalents (Note 4)	$20,935	$121,995
Receivables (Note 5)	10,431	3,746
Supply inventory	1,558	—
Prepaid expenses	456	1,350

	33,380	127,091
Deferred financing charges (Note 2(c))	—	2,368
Mineral property, plant and equipment (Note 6)	160,181	71,063

	$193,561	$200,522

Liabilities and Shareholders’ Equity

Liabilities
Current
Accounts payable and accrued liabilities	$4,532	$7,899

Long-term debt (Note 7)	59,965	57,433
Asset retirement obligation (Note 8)	1,644	1,188

	66,141	66,520

Shareholders’ equity
Capital stock (Note 9)	172,319	165,537
Equity portion of convertible notes (Note 7)	27,366	27,366
Contributed surplus (Note 12)	18,797	12,957
Deficit	(96,131)	(76,927)
Accumulated other comprehensive income (Note 2(c))	5,069	5,069

	127,420	134,002

	$193,561	$200,522

Commitments and Contingencies (Note 13)

Future Income Taxes (Note 11)

Approved by the Board of Directors
	Director	Director

See accompanying notes to the financial statements.

PAGE 22	MINEFINDERS CORPORATION LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Thousands of United States Dollars, except per share amounts

		Restated – Note 2(b)	Restated – Note 2(b)
For the years ended December 31,	2007	2006	2005

Office and administration	$5,706	$2,813	$2,258
Amortization and accretion of asset retirement obligation	661	21	10
Exploration (schedule)	7,402	11,769	8,829
Stock option compensation – exploration (Note 12)	857	1,003	466
Stock option compensation (Note 12)	3,478	3,404	685
Accretion of convertible note discount (Note 7)	4,900	792	—
Interest on long-term debt (Note 7)	3,811	731	—

	26,815	20,533	12,248
Other items
Financing fees	745	939	—
Foreign exchange (gain) loss	(5,108)	(1,120)	172
(Gain) loss on sale of assets	(8)	7	1
Interest income	(3,240)	(2,167)	(937)

Net loss for the year	$19,204	$18,192	$11,484

Loss per share – basic and diluted	$(0.39)	$(0.41)	$(0.31)

Weighted average shares outstanding	48,638,885	44,492,885	36,550,416

See accompanying notes to the financial statements.

2007 ANNUAL REPORT	PAGE 23

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Thousands of United States Dollars

	Capital stock	Equity portion of convertible notes	Contributed surplus	Deficit	Cumulative translation adjustment	Accumulated other comprehensive income	Total

Balance, January 1, 2005, Restated – Note 2(b)	$85,526	$—	$6,803	$(47,251)	$6,549	$—	$51,627
Exercise of stock options for cash	146	—	—	—	—	—	146
Stock based compensation	—	—	1,151	—	—	—	1,151
Net loss	—	—	—	(11,484)	—	—	(11,484)
Foreign exchange adjustment	—	—	—	—	1,101	—	1,101

Balance, December 31, 2005, Restated – Note 2(b)	85,672	—	7,954	(58,735)	7,650	—	42,541
Issue of common shares for cash, net of share issue costs	78,705	—	—	—	—	—	78,705
Exercise of stock options for cash	1,160	—	—	—	—	—	1,160
Issue of convertible notes	—	27,366	—	—	—	—	27,366
Stock based compensation	—	—	5,003	—	—	—	5,003
Net loss	—	—	—	(18,192)	—	—	(18,192)
Foreign exchange adjustment	—	—	—	—	(2,581)	—	(2,581)

Balance, December 31, 2006, Restated – Note 2(b)	165,537	27,366	12,957	(76,927)	5,069	—	134,002
Change in accounting policy (Note 2(c))	—	—	—	—	(5,069)	5,069	—

Balance, January 1, 2007, as adjusted	165,537	27,366	12,957	(76,927)	—	5,069	134,002
Exercise of stock options for cash	6,782	—	—	—	—	—	6,782
Stock based compensation	—	—	5,840	—	—	—	5,840
Net loss	—	—	—	(19,204)	—	—	(19,204)

Balance, December 31, 2007	$172,319	$27,366	$18,797	$(96,131)	$—	$5,069	$127,420

See accompanying notes to the financial statements.

PAGE 24	MINEFINDERS CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Thousands of United States Dollars

		Restated – Note 2(b)	Restated – Note 2(b)
For the years ended December 31,	2007	2006	2005

Cash flows used in operating activities
Net loss for the year	$(19,204)	$(18,192)	$(11,484)
Items not involving cash
Amortization and accretion of asset retirement obligation	661	21	10
Provision for future income taxes	—	—	—
(Gain) loss on sale of assets	(8)	7	1
Accretion of convertible notes discount	4,900	792	—
Foreign exchange (gain) loss	(5,606)	1,926	—
Stock option compensation	4,335	4,407	1,151
Deferred finance charges written off	—	90	—
Net change in non-cash working capital balances
Receivables	(6,685)	(2,981)	(609)
Supply inventory	(1,558)
Prepaid expenses	135	393	(849)
Accounts payable and accrued liabilities	(30)	(476)	1,019

	(23,060)	(14,013)	(10,761)

Cash flows used in investing activities
Purchase of mineral property, plant and equipment	(90,247)	(53,620)	(391)

	(90,247)	(53,620)	(391)

Cash flows provided by financing activities
Net proceeds on issue of common shares	6,782	79,865	146
Net proceeds on issue of convertible notes	—	81,691	—
Financing charges	(142)	—	—

	6,640	161,556	146

Effect of exchange rates on cash and cash equivalents	5,607	(4,337)	1,063

(Decrease) Increase in cash and cash equivalents	(101,060)	89,586	(9,943)
Cash and cash equivalents, beginning of year	121,995	32,409	42,352

Cash and cash equivalents, end of year	$20,935	$121,995	$32,409

Supplemental Information

Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	$355	$1,188	$—
Stock option compensation deferred to mineral property, plant and equipment	$1,505	$596	$—
Interest paid	$4,367	$—	$—

See accompanying notes to the financial statements.

2007 ANNUAL REPORT	PAGE 25

CONSOLIDATED SCHEDULES OF EXPLORATION COSTS

Thousands of United States Dollars

		Restated – Note 2(b)	Restated – Note 2(b)
For the years ended December 31,	2007	2006	2005

Dolores mine project
Assaying and drilling	$2,304	$1,525	$1,646
Engineering and surveying	178	2,019	1,225
Equipment rentals and miscellaneous	112	179	89
Licenses and recording fees	5	1,283	384
Road building	164	2,278	859
Technical and professional services	929	806	541
Stock based compensation (Note 12)	—	567	333
Other	114	614	904

Total Dolores mine project	3,806	9,271	5,981

Other properties
Assaying and drilling	2,104	1,395	1,564
Engineering and surveying	12	121	—
Equipment rentals and miscellaneous	352	196	146
Licenses and recording fees	303	252	383
Road building	—	75	—
Technical and professional services	564	541	817
Stock based compensation (Note 12)	857	436	133
Other	261	485	271

Total other properties	4,453	3,501	3,314

Exploration costs incurred during the year	8,259	12,772	9,295
Cumulative balance, beginning of year	57,280	44,508	35,213

Cumulative balance, end of year	$65,539	$57,280	$44,508

See accompanying notes to the financial statements.

PAGE 26	MINEFINDERS CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is in the final stages of construction of its 100% owned Dolores gold and silver project in Mexico and believes it has sufficient liquidity to complete construction. In these financial statements, development costs incurred in the construction of the Dolores Mine have been deferred to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. CHANGES IN ACCOUNTING POLICIES

(a)

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the United States dollar (the “US dollar”). The change in functional currency to the US dollar resulted from an increase in the overall proportion of business activities conducted and monetary transactions effected by the Company in US dollars primarily due to the commencement of construction of the Dolores mine. This change has been adopted prospectively, with no impact to the results of previously reported financial years.

As a result of the change, the Company’s consolidated financial statements are reported and prepared in US dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income and loss for the period.

(b)

During fiscal 2007, the Company changed its accounting policy for exploration expenditures. Prior to 2007, mineral property acquisition and exploration expenditures were deferred until such time as the related property was brought into commercial production, abandoned or sold. Under the new policy, exploration expenditures are expensed as incurred while acquisition expenditures continue to be capitalized. This accounting change has been retrospectively applied to prior periods. As a result of this change, the opening deficit at January 1, 2005 increased by $29,872 and the opening cumulative translation adjustment at January 1, 2005 decreased by $5,214. Net losses for the years ended December 31, 2006 and 2005 increased $12,448 and $7,067, respectively. This change also increased loss per share by $0.28 and $0.19 for the years ended December 31, 2006 and 2005.

(c)

Effective January 1, 2007, the Company adopted the CICA guidelines of Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 1530, “Comprehensive Income”.

Section 3861 establishes standards for the presentation and disclosure of financial instruments. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in net income; available-for-sale financial instruments are measured at fair value

2007 ANNUAL REPORT	PAGE 27

2. CHANGES IN ACCOUNTING POLICIES (CONTINUED)

with unrealized gains and losses recorded in other comprehensive income; financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.

These standards have been applied prospectively with no restatement of comparative amounts for prior periods. As a result of adopting these new standards, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”. Also, pursuant to Section 3855, deferred financing charges relating to the issue of the convertible notes are no longer presented as a separate asset on the balance sheet. As provided for in the section, the Company has elected to include financing charges in the carrying value of the liability component of the convertible notes (Note 7).

3. SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles (“GAAP”) which conform, in all material respects, with those generally accepted in the United States, except as explained in Note 14.

(b)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S.A. de C.V., Servicios Mineros Sierra S.A. de C.V., Servicios Operativos Sierra S.A. de C.V. (all in Mexico), and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

(c)	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in the calculation of proven and probable reserves for the purposes of evaluating the impairment of mineral properties, depreciation, depletion and amortization, costs associated with the reclamation and closing of mine properties (asset retirement obligations), stock-based compensation and future income taxes, among others. Actual results could differ from those estimates.

(d)	Supply Inventory

Materials and supplies are valued at the lower of average cost and replacement cost.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and redeemable short-term deposits.

(f)	Mineral Property, Plant, and Equipment

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Start-up costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue. Exploration expenditures incurred prior to the date of a positive economic analysis on the property are expensed as incurred.

PAGE 28	MINEFINDERS CORPORATION LTD.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mineral property acquisition and development costs and leach pads will be amortized by the unit-of-production method based on estimated proven and probable recoverable reserves. Plant and equipment, including mining equipment and other asset categories, are depreciated using the straight-line method over their estimated useful lives.

(g)	Impairment of Long-lived Assets

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

(h)	Asset Retirement Obligations

The Company may incur liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The resulting amount is added to the cost of the related asset and to the Company’s liabilities, and adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest (“accretion”) inherent in the use of discounted present value methodology, and the accretion is charged to operations.

(i)	Stock-Based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

(j)	Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(k)	Financial Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and convertible notes. It is management’s opinion that the Company is not exposed to significant interest rate, currency fluctuations or credit risks arising from these financial instruments. The Company does not hedge any of its risks.

2007 ANNUAL REPORT	PAGE 29

3. Significant Accounting Policies (continued)

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	2007		2006
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Canadian dollar	$15,050	$625	$61,042	$658
Mexican peso	11,274	1,329	3,501	430
	$26,324	$1,954	$64,543	$1,088

(l)	Translation of Foreign Currencies

The Company conducts business in Canada, the United States and Mexico. Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar (Note 2(a)). Transactions denominated in currencies other than the US dollar are translated into US dollars using the exchange rate in effect at the times of the underlying transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars using the exchange rate in effect at the balance sheet date. Gains or losses arising from this translation are included in the determination of net income or loss for the period.

(m)	Loss per Share

The Company follows the treasury stock method to calculate loss per common share. Under this method, the basic loss per share is calculated using the weighted average number of common shares outstanding during each period.

The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period and that the convertible notes had been converted on the date of issue. However, shares issuable on exercise of stock options totaling 4,198,000 (2006 - 4,497,000; 2005 - 3,745,000) and on conversion of the convertible notes totaling 7,812,500 (2006 – 7,812,500; 2005 – nil) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

(n)	Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is disclosed in Note 6.

(o)	Comparative Figures

Certain comparative figures have been reclassified to conform to current presentation.

(p)	Recently Released Canadian Accounting Standards

i.

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements. These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

ii.

Effective January 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

Page 30	Minefinders Corporation Ltd.

4. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and the principal and accrued interest on term deposits scheduled to mature on June 25, 2008, unless redeemed earlier at the Company’s option. Interest income is earned at 4.4% per annum. At December 31, 2007 the Company held term deposits amounting to Cdn$l1,763 (2006 - Cdn$71,010).

5. Receivables

Of the $10,431 in receivables (2006 - $3,746), $10,360 (2006 - $3,660) is value added tax (“VAT”) paid in Mexico on goods and services for the construction of the Dolores mine. The VAT receivable is refundable from the Mexican tax authorities. $2,540 of VAT was refunded to the Company during 2007 (2006 - $247).

6. Mineral Property, Plant and Equipment

Net carrying costs at December 31, 2007 and December 31, 2006:

	Mineral Property Acquisition Costs	Development Cost	Plant and Equipment	Accumulated Amortization	December 31, 2007	Restated – Note 2(b) December 31, 2006

Dolores Property, Mexico	$9,675	$129,310	$21,759	$(1,128)	$159,616	$69,873
Northern Sonora, Mexico	327	—	62	(30)	359	966
Nevada Properties, United States	111	—	248	(197)	162	177
Other	—	—	153	(109)	44	47

	$10,113	$129,310	$22,222	$(1,464)	$160,181	$71,063

Dolores development of $129,310 (2006 - $60,198) represents mine development costs and plant and equipment purchased and under construction for use at the Dolores Mine. Amortization will commence when the Dolores mine begins operating and as the assets are put into service.

Mineral properties, plant and equipment relate to the following:

Mexican Properties

Dolores Property

The Dolores Property is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (“NSR”) royalties totaling 3.25% on gold and 2% on silver. On February 23, 2006 the Board of Directors approved construction of a mine at the Dolores property. Construction commenced during the second quarter of 2006 and completion is expected in the second quarter of 2008.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to 14 mineral concessions totaling 28,300 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $174, escalating by 10% per annum. Should mines be put in production on the properties, payments ranging from $222 to $500 will be due to these landowners.

United States Properties

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie and Gutsy properties, located in Nevada. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

2007 Annual Report	Page 31

7. LONG-TERM DEBT

	2007	2006

Convertible Notes (a)	$59,965	$57,433
Scotia Capital Revolving Credit Facility (b)	—	—

	$59,965	$57,433

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27,366) which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. Using the effective interest rate method and the 14.26% rate implicit in the calculation, the difference of $28,359, characterized as the note discount, is being charged to operations and added to the liability over the term of the notes.

Convertible notes, liability component	2007	2006

Balance, beginning of year	$57,433	$—
Issue of convertible notes	—	56,641
Change in accounting policy (Note 2(c))	(2,368)	—

Balance, beginning of year, as adjusted	55,065	56,641
Accretion of debt discount for the year	4,900	792

Balance, end of year	$59,965	$57,433

Convertible notes, equity component	$27,366	$27,366

(b)

On December 19, 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is collateralized by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. As at December 31, 2007, $17.5 million was available under the facility with the remainder to become available subject to the fulfillment of certain conditions. Subsequent to December 31, 2007, an additional $17.5 million was made available to the Company under the terms of the facility with the remaining $15 million expected to be made available in the first quarter of 2008. Transaction costs of $745 incurred in arranging the credit facility have been charged to operations during the year pursuant to E1C 166, “Accounting Policy Choice for Transaction Costs”.

8. ASSET RETIREMENT OBLIGATION

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2007 to be $ 1,644 (December 31, 2006 - $ 1,188). The present value of the future reclamation obligation assumes a discount rate of 7.65%, inflation rate of 2.5% and the commencement of reclamation activities after the life of the mine, which is estimated at 15.5 years.

Page 32	Minefinders Corporation Ltd.

8. ASSET RETIREMENT OBLIGATION (CONTINUED)

	2007	2006

Balance, beginning of year	$1,188	$—
Liabilities incurred in the year	355	1,180
Accretion expense	101	8

Balance, end of year	$1,644	$1,188

9. CAPITAL STOCK

Authorized: Unlimited common shares, no par value

	Issued	Amount

Balance, January 1, 2005	36,476,914	$85,526
Exercise of stock options for cash	165,000	146

Balance, December 31, 2005	36,641,914	$85,672
Issue of common shares for cash, net of share issue costs	11,000,000	78,705
Exercise of stock options for cash	368,000	1,160
Exercise of stock options - cashless	12,375	—

Balance, December 31, 2006	48,022,289	$165,537
Exercise of stock options for cash	1,224,000	6,782
Exercise of stock options - cashless	261,235	—

Balance, December 31, 2007	49,507,524	$172,319

(a)	Stock Options (all per share amounts are in Canadian dollars)

In May 2006, the shareholders approved an increase in the number of shares available for grant under the Company’s stock option plan (the “Plan”) by 3,417,980 to a total of 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company’s shares at the date of grant. At December 31, 2007, 1,139,987 shares were available for future grants under the Plan.

	Number of Options	Weighted Average Exercise Price Cdn$

Outstanding at January 1, 2005	3,440,000	$6.89
Granted	500,000	5.71
Cancelled	(30,000)	10.65
Exercised for cash	(165,000)	1.09

Outstanding at December 31, 2005	3,745,000	6.95
Granted	1,260,000	9.00
Cancelled	(110,000)	10.02
Exercised for cash	(368,000)	3.56
Exercised-cashless	(30,000)	5.64

Outstanding at December 31, 2006	4,497,000	7.73
Granted	1,430,000	9.87
Cancelled	(40,000)	10.94
Exercised for cash	(1,224,000)	5.82
Exercised-cashless *	(465,000)	5.53

Outstanding at December 31, 2007	4,198,000	$9.26

* Of the 1,689,000 options exercised during the year ended December 31, 2007, 465,000 vested options were exercised by the holders in exchange for the issue of 261,235 common shares by way of a cashless stock option exercise.

2007 Annual Report	Page 33

9. Capital Stock (continued)

All options granted and outstanding as at December 31, 2007 were fully exercisable on the various grant dates except for 70,000 options with an exercise price of Cdn $9.57 which vest on March 5, 2008. The weighted average grant-date fair value of options granted during the year ended December 31, 2007 was Cdn $4.43 per option (2006 – Cdn $4.46, 2005 – Cdn $2.76).

At December 31, 2007 the following stock options were outstanding and exercisable, except for 70,000 options with a weighted average exercise price of Cdn $9.57 unvested at that date.

Number	Exercise Price Cdn $	Expiry Date

655,000	$10.65	September 26, 2008
50,000	$12.53	March 17, 2009
75,000	$8.25	May 17, 2009
630,000	$8.80	June 14, 2009
348,000	$5.64	July, 12, 2010
1,010,000	$9.00	May 15, 2011
80,000	$8.76	November 1, 2011
5,000	$10.94	January 19, 2012
95,000	$12.46	March 12, 2012
50,000	$12.45	May 1, 2012
1,200,000	$9.57	September 5, 2012

4,198,000

Subsequent to December 31, 2007, the Company granted 100,000 stock options expiring five years from the grant date with an exercise price of Cdn $11.10 and 40,000 stock options were exercised at a weighted average price of Cdn $8.52.

10. RELATED PARTY TRANSACTIONS

Related party transactions for the year ended December 31, 2007 not disclosed elsewhere in these consolidated financial statements were as follows:

(a)	The directors were paid fees of $213 (2006 - $179).

(b)

Legal services provided by a law firm in which a director of the Company was a partner. The cost of these services was $148 (2006 - $315). The amount for 2006 includes $80 for work related to the share issue in April 2006; there was no equivalent cost in 2007.

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

PAGE 34	MINEFINDERS CORPORATION LTD.

11. Income Taxes

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

	2007	2006

Future Income Tax Assets
Tax loss carry forwards	$5,244	$6,565
Plant and Equipment	122	164
Mineral properties and deferred exploration costs	11,734	16,248
Financing costs	1,682	1,928
Asset retirement obligation	513	—

Total FIT assets before valuation allowance	19,295	24,905
Valuation allowance established by management	(17,775)	(24,905)

Net future income tax assets, net of allowance	$1,520	$—

Future Income Tax Liabilities
Plant and Equipment	(266)	—
Convertible Notes	(1,254)	—

Net future tax assets at December 31,	$—	$—

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

	2007	2006	2005

Benefit from net loss, at Canadian rates	$(6,572)	$(14,741)	$(10,802)
Effect of difference in foreign tax rates	619	10	30
Non-deductible expenses	1,210	78	383
Non-deductible stock option compensation	1,186	1,150	231
Benefit of losses not recognized	3,557	13,503	10,158

Income tax expense for year	$—	$—	$—

On October 1, 2007, the Government of Mexico enacted legislation which introduces certain tax reforms including a new minimum flat tax effective January 1, 2008. As the legislation is new, remains subject to ongoing varying interpretations, and the possibility of amendments by the Government of Mexico, the estimated future income tax asset and valuation allowance recorded at the balance sheet date may change. As a result of these tax reforms, the Company reduced the deferred tax asset by $3,985, with a corresponding reduction in the valuation allowance. In addition, the valuation allowance further decreased due to applying loss carry forwards to taxable income in Mexico generated by the annual inflation adjustment.

The Company establishes its valuation allowance based on projected future operations. When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) will be reflected in current income. If the valuation allowance relating to undeducted financing costs is reduced, the Company will recognize this benefit as an increase in capital stock.

The Company has approximately $86,160 (2006 - $63,600) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has tax losses in various jurisdictions of approximately $17,340 (2006 - $20,500) expiring in various amounts from 2008 to 2027.

The Company’s future tax assets also include approximately $3,882 (2006 - $5,649) related to future deductions of share issue costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Operations.

2007 ANNUAL REPORT	PAGE 35

12. STOCK OPTION COMPENSATION

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 1,430,000 options during the year ended December 31, 2007 (2006 – 1,260,000). The weighted average assumptions used in calculating the expense of options granted during the year were:

	2007	2006	2005

Risk-free rate	4.2%	4.2%	3.4%
Dividend yield	nil	nil	nil
Volatility factor of the expected market price of the Company’s common shares	47.3%	56%	58%
Weighted average expected life of the options (months)	54	54	50

Compensation expense for the year:
Charged to income	$3,478	$3,404	$685
Charged to exploration costs	857	1,003	466
Deferred to mineral property, plant and equipment	1,505	596	—

	$5,840	$5,003	$1,151

Total stock based compensation was credited to contributed surplus.

13. COMMITMENTS AND CONTINGENCIES

At December 31, 2007, the Company had remaining contractual commitments expected to be paid in 2008 of $16,715 relating to equipment, engineering and construction at the Dolores Mine. In addition, there are royalty payments on the Dolores property consisting of 3.25% of gold and 2% of silver production.

The Company has also entered into operating leases for office premises that provide for minimum lease payments totaling $191 over the next two years, excluding extensions.

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in some respects from United States generally accepted accounting principles (“US GAAP”). The effect of such differences on the Company’s consolidated financial statements is set out below:

(a)	Mineral properties and start-up activities

US GAAP requires that mineral exploration expenditures, including drilling and related costs incurred to convert existing resources to reserves or identify new inferred mineral resources, be charged to operations in the period incurred and the related cash flows be reported as operating activities. During fiscal 2007, the Company changed its accounting policy with respect to accounting for exploration expenditures under Canadian GAAP. Prior to 2007, mineral property acquisition and exploration expenditures were deferred until such time as the related property was brought into commercial production, abandoned or sold. Under the new policy, exploration expenditures are expensed as incurred while acquisition expenditures continue to be capitalized. This accounting change has been applied retroactively with restatement of prior periods. As a result of this change in accounting policy, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for mineral property expenditures for the periods presented with the exception of mineral property acquisition costs of $9,676 previously expensed under US GAAP that remain capitalized to mineral property, plant and equipment under Canadian GAAP.

PAGE 36	MINEFINDERS CORPORATION LTD.

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Under Canadian GAAP, start-up operating costs, net of associated revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these start-up costs are expensed. At December 31, 2007, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from this difference for the periods presented.

(b)	Convertible notes

Under Canadian GAAP, the liability and equity components of the convertible notes are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the interest and principal payments on the notes and the equity component represents the fair value of the holders’ conversion feature at inception. The stated interest payments and the expense arising from adjusting the time value of the principal of the notes over time (“convertible notes discount expense”) are presented separately in the consolidated statements of operations. As a result of the January 1, 2007 prospective adoption of Section 3855, “Financial Instruments – Recognition and Measurement” for Canadian GAAP accounting purposes, financing charges attributable to the liability component of the convertible notes are included in their carrying value.

Under US GAAP, the Company first analyzes the convertible debt instruments to determine if there are any embedded derivatives that must be bifurcated. There were none for these instruments. The convertible debt instruments are then accounted for in accordance with Emerging Issues Task Force Issue 00-27 which requires the Company to classify as equity any amounts representing a beneficial conversion feature. As the conversion price exceeds the fair value of the underlying common shares on the issue date, no beneficial conversion feature is recognized under US GAAP and the entire proceeds are classified as debt until such time as they are converted to equity. Accordingly, for US GAAP purposes, the convertible notes are presented on the consolidated balance sheets as a liability. No convertible notes discount expense is recognized and no deferred financing charges are allocated to equity. The total deferred financing charges are recorded as an asset.

Under Canadian GAAP, the Company has elected to expense interest on the convertible notes to earnings whereas under US GAAP this interest is capitalized to development costs to the extent the proceeds from the issue of the convertible notes are used in the development of the Dolores property. In addition, under Canadian GAAP interest on the convertible notes is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities.

(c)	Stock option compensation

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 is included in the net loss from inception to December 31, 2007 under US GAAP.

The total intrinsic value of options exercised during the year ended December 31, 2007 was Cdn $12,296 (2006 – Cdn $2,186, 2005 – Cdn $886). The total intrinsic value and weighted average contractual term of vested options at December 31, 2007 is Cdn $8,265 and 2.9 years.

During the year ended December 31, 2007, $1,505 of stock based compensation related to development at Dolores was capitalized for Canadian GAAP and US GAAP (2006 - $596, 2005 - nil).

2007 ANNUAL REPORT	PAGE 37

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

The impact of the above on the financial statements is as follows:

For the years ended December 31,	2007	Restated – Note 2(b) 2006	Restated – Note 2(b) 2005

Statements of Loss and Deficit
Net loss per Canadian GAAP	$(19,204)	$(18,192)	$(11,484)
Adjustments related to:
Convertible notes discount	4,900	792	—
Interest on convertible notes	3,811	731	—
Amortization of deferred financing charges	(663)	(36)	—

	8,048	1,487	—

Net loss per US GAAP	(11,156)	(16,705)	(11,484)
Foreign exchange adjustment	—	(2,581)	1,101

Comprehensive loss per US GAAP	$(11,156)	$(19,286)	$(10,383)

Net loss per share, basic and diluted	$(0.23)	$(0.38)	$(0.31)

Balance Sheets - December 31,	2007	Restated – Note 2(b) 2006

Assets per Canadian GAAP	$193,561	$200,522
Adjustment related to:
Mineral properties	(9,676)	(9,676)
Capitalized interest	4,542	731
Convertible notes	2,662	957

Assets per US GAAP	$191,089	$192,534

Liabilities per Canadian GAAP	$66,141	$66,520
Adjustments related to:
Convertible notes	25,035	27,567

Liabilities per US GAAP	$91,176	$94,087

Shareholders’ equity per Canadian GAAP	$127,420	$134,002
Adjustments related to:
Mineral properties	(9,676)	(9,676)
Convertible notes	(17,831)	(25,879)

Shareholders’ equity per US GAAP	$99,913	$98,447

(d)	Exploration stage company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company on February 4, 1975 (“inception”) are required under US GAAP:

PAGE 38	MINEFINDERS CORPORATION LTD.

14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Consolidated summarized statement of loss and deflcit – US GAAP For the period from inception to December 31, 2007

Mineral exploration expenses	$(75,510)
Administrative and other costs	(31,606)
Interest income	8,642

Net loss from inception to December 31, 2007, being the deficit accumulated during the exploration stage	$(98,474)

Consolidated summarized statement of cash flows – US GAAP
For the period from inception to December 31, 2007

Cash flows used in operating activities	$(86,653)
Cash flows used in investing activities	(148,920)
Cash flows provided by financing activities	250,202
Effect of exchange rates on cash and cash equivalents	6,306

Cumulative increase in cash and cash equivalents from inception being Cash and Cash equivalents, December 31, 2007	$20,935

(e)	New accounting pronouncements

Effective January l, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There in no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of SFAS 155.

Effective January l, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at January l, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

The Company files income tax returns in Canada, the United States and Mexico. Years ranging from 2001 through 2007, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

2007 ANNUAL REPORT	PAGE 39

Clockwise from top left: 1. Opening to one of the Metso gyratory crushers, used at Dolores for both the secondary and tertiary crushing. 2. The all-new mine fleet has current mechanical availability over 95%. 3. Overview of new power plant and substation. Site-generated power generation and transmission was commissioned at the end of February 2008. 4. Dolores Camp at sunrise. The permanent camp at Dolores consists of 200 individual rooms, recreational facilities, weight room, commercial and personal laundry, and a dining hall with professional catering service. 5. Overview of Dolores crushing, conveying, and power generation facilities... all these critical path items are scheduled to be up and on line in March 2008.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Mark H. Bailey, M.Sc., P.Geo.
President & Chief Executive Officer Minefinders Corporation Ltd.

James M. Dawson, P.Eng.*
President Dawson Geological Consultants Ltd.

H. Leo King, P.Geo.*
President International Barytex Resources Ltd.

Robert L. Leclerc, Q.C.*
Chairman of the Board
Business Consultant

Tony Luteijn, B.Sc. M.Eng.
President and Director A. Luteijn Mining and Consulting Services

*Member of the Audit Committee

OFFICERS

Mark H. Bailey, M.Sc., P.Geo.
President and Chief Executive Officer

Tench C. Page, M.Sc. Vice President, Exploration

Greg D. Smith, CA
Chief Financial Officer

Lois-Ann L. Brodrick Corporate Secretary

INVESTOR RELATIONS

1-866-687-6263 Toll Free
www.minefinders.com

Mike Wills
Corporate Communications

LEGAL COUNSEL

Stikeman Elliott LLP
Suite 1700 Park Place,
666 Burrard Street, Vancouver, British Columbia V6C 2X8

Harris & Thompson Suite 260
6121 Lakeside Drive Reno, Nevada
USA 89511

Garcia Jimenez & Asociados
San Francisco No. 656-601
Col. Del Valle Deleg. Benito Juarez
03100 Mexico D.F.

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services
100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1
1-800-564-6253 Web www.computershare.com/service

AUDITORS

BDO Dunwoody LLP Vancouver, British Columbia

BANKERS

Bank of Montreal Vancouver, British Columbia

HSBC Bank Canada Vancouver, British Columbia

ANNUAL MEETING
All shareholders and interested parties are invited
to attend the Annual Meeting of Shareholders on
Wednesday, May 7, 2008 at 2:30 pm at:
Marriott Pinnacle Downtown
1128 West Hastings Street Vancouver, British Columbia

CORPORATE OFFICE
Suite 2288
1177 W. Hastings Street Vancouver, British Columbia
Canada V6E 2K3 604-687-6263 telephone

EXPLORATION OFFICE
Suite 9
9475 Double R Boulevard Reno, Nevada
USA 89521 775-851-2202 telephone

SUBSIDIARIES
Minefinders (USA) Inc. Minera Minefinders, S.A. de C.V.

Compania Minera Dolores, S.A. de C.V.

Servicios Mineros Sierra, S.A. de C.V.

Servicios Operativos Sierra, S.A. de C.V.

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange Symbol: MFL

American Stock Exchange Symbol: MFN

Photography: Thomas Matthews, Mike Wills, Brian Metzenheim

Minefinders Corporation Ltd.

2288-1177 W. Hastings St.
Vancouver, BC
Canada V6E 2K3

INVESTOR RELATIONS:

(866) 687-6263 toll-free
www.minefinders.com

PRINTED IN CANADA